SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
AGENTS’ SAVINGS AND PROFIT-SHARING PLAN

(Full title of the Plan)

[Current Registration Number 33-04711]

Lincoln National Corporation
1500 Market Street, Suite 3900
Centre Square West Tower
Philadelphia, PA 19102

(Name of Issuer and principal executive office)

Financial Statements

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Years ended December 31, 2002, 2001 and 2000 with Report of Independent Auditors

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Financial Statements

Years ended December 31, 2002, 2001 and 2000

Contents

Report of Independent Auditors	1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits Statements of Changes in Net Assets Available for Plan Benefits Notes to Financial Statements	2 3 4

Schedules

Schedule H, Line 4i—Schedule of Assets (Held At End of Year) Schedule H, Line 4j—Schedule of Reportable Transactions	27 28

Report of Independent Auditors

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan at December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 24, 2003

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2002	2001

Assets
Investments:
Common stock—Lincoln National Corporation (cost: 2002—$47,412,802; 2001—$49,395,098)	$47,322,819	$79,310,536
Wells Fargo Bank Short-Term Investment Fund	1,396,626	1,550,053
Pooled separate accounts—The Lincoln National Life Insurance Company Separate Accounts (cost: 2002—$62,674,128; 2001—$61,386,569)	63,805,780	74,348,874
Investment contracts—The Lincoln National Life Insurance Company	15,383,328	12,875,716
Participant loans	4,149,421	4,853,048

Total investments	132,057,974	172,938,227
Accrued interest receivable	1,961	3,965
Cash and invested cash	—	16,030
Due from broker	—	35,535
Contributions receivable from participant deferrals	185,765	—
Contributions receivable from Employer companies	234,230	1,710,548

Total assets	132,479,930	174,704,305

Liabilities
Due to broker	215,477	—

Total liabilities	215,477	—

Net assets available for plan benefits	$132,264,453	$174,704,305

See accompanying notes.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

		Year ended December 31
	2002	2001	2000

Investment income:
Cash dividends—Lincoln National Corporation	$1,954,337	$2,023,000	$2,028,687
Interest:
The Lincoln National Life Insurance Company	677,376	871,198	933,730
Other	371,221	432,431	499,724

	1,048,597	1,303,629	1,433,454

	3,002,934	3,326,629	3,462,141
Net realized gain (loss) on sale and distributions of investments:
Common stock—Lincoln National Corporation	4,050,730	4,871,991	5,437,923
Pooled separate accounts—The Lincoln National Life Insurance Company Separate Accounts	(2,592,752)	(626,764)	5,757,246

	1,457,978	4,245,227	11,195,169
Net unrealized depreciation of investments	(41,836,079)	(16,443,315)	(1,757,421)
Contributions:
Participants	6,068,580	6,244,407	9,893,688
Employer companies	2,258,564	1,756,656	11,852,039

	8,327,144	8,001,063	21,745,727
Transfers to affiliated plans	(42,253)	(9,410,752)	—
Distributions to participants	(13,242,739)	(15,811,537)	(11,536,259)
Administrative expenses	(106,837)	(123,858)	(96,034)

Net (decrease) increase in net assets available for plan benefits	(42,439,852)	(26,216,543)	23,013,323
Net assets available for plan benefits at beginning of the year	174,704,305	200,920,848	177,907,525

Net assets available for plan benefits at end of the year	$132,264,453	$174,704,305	$200,920,848

See accompanying notes.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 2002

1. Significant Accounting Policies

Investments

The investment in Lincoln National Corporation (“LNC”) common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Fund is valued at cost, which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company (“Lincoln Life” or “Employer”). Contract value represents net contributions plus interest at the contract rate. The contracts are fully benefit responsive.

Participant loans are valued at their outstanding balances, which approximate fair value.

The cost of investments sold or distributed is determined using the specific identification method.

Use of Estimates

Preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan (“Plan”) is a contributory, defined contribution plan which covers eligible agents of Lincoln Life and other participating agents who are employed by Lincoln Life. Any person who is a full-time agent of Lincoln Life, currently employed by Lincoln Life, is eligible to enroll in the Plan. A participant may make pre-tax contributions at a rate of at least 1%, but not more than 15% of eligible earnings, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service (“IRS”).

During 2001, Plan assets relating to the former employees of Sagemark were transferred into another affiliated Plan of Lincoln Life, in the amount of $9,410,752.

Participants direct the Plan to invest their contributions and the guaranteed Employer contributions in any combination of the investment options as described in Note 4. Prior to April 1, 2002, discretionary Employer contributions were required to be invested in the LNC Common Stock Fund. Effective April 1, 2002, participants can immediately direct the investment of the discretionary Employer contributions to other funds.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Employer contributions to the Plan are based on an amount equal to a participant’s contributions, not to exceed 50% of the first 6% of eligible earnings. The Employer may also make a discretionary matching contribution which varies based on LNC’s operating income. The Board of Directors of Lincoln Life approved a provision that provided an additional match up to 50% for the 2000 Plan year based on the Company’s achieving a certain level of earnings over the three-year period from 1998 through 2000, to be paid in 2001. During 2000, the Employer contribution to the Plan matched 200% (150% maximum discretionary match plus additional 50% special match) of participant contributions up to 6% of eligible earnings.

Participants’ contributions are fully vested. Employer contributions vest based upon years of service as defined in the Plan agreement as follows:

Years of Service	Percent Vested

1	0%
2	50%
3 or more	100%

The Employer has the right to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, all amounts allocated to participants’ accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant’s accounts excluding Employer contributions that haven’t been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve month period.

Upon termination of service due to disability or retirement, a participant or beneficiary, in case of the participant’s death, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a five-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $5,000 are immediately distributable under the terms of the Plan, without the Participant’s consent, unless a timely election of rollover to an IRA or another qualified plan has been made.

Each participant’s account is credited with the participant’s contributions, matching contributions from the Employer and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited non-vested amounts are used to reduce future Employer contributions. Forfeitures used to offset contributions were $0, $150,588 and $24,871 in 2002, 2001 and 2000, respectively.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The following is a summary of assets held for investment:

	December 31, 2002			December 31, 2001

	Number of			Number of
	Shares, Units	Fair		Shares, Units	Fair
	or Par Value	Value		or Par Value	Value
Quoted Market Values
Common stock—LNC	1,498,506	$47,322,819	*	1,632,912	$79,310,536	*
Pooled separate account investment contracts underwritten by Lincoln Life:
Government Bond Fund	—	—		—	—
Core Equity Fund	954,956.965	9,325,441	*	1,042,478.322	12,954,461	*
Medium Capitalization Equity Fund	818,731.445	6,729,972	*	850,458.860	9,954,621	*
Short Term Fund	2,388,799.176	8,643,870	*	2,539,094.322	9,050,602	*
Government/Corporate Bond Fund	336,368.921	2,542,747		240,565.401	1,666,926
Large Capitalization Equity Fund	1,316,490.767	8,643,025	*	1,312,128.741	12,164,614	*
Balanced Fund	219,595.706	1,271,415		232,236.514	1,517,828
High Yield Bond Fund	510,776.918	1,325,261		488,623.323	1,239,344
Small Capitalization Equity Fund	1,486,056.176	7,656,013	*	1,437,032.033	9,168,408	*
Value Equity Fund	2,108,481.408	3,643,245		1,852,637.180	3,940,189
International Equity Fund	856,385.074	4,326,372		790,992.900	4,401,718
Conservative Balanced Fund	218,189.490	382,268		82,609.176	145,301
Aggressive Balanced Fund	185,948.674	317,693		185,944.483	365,492
Delaware Growth and Income Fund	410,902.398	493,329		281,949.398	447,256
Scudder VIT Equity 500 Index Fund	2,612,449.526	1,861,370		1,865,979.358	1,714,089
Fidelity VIP Contrafund	2,155,409.188	1,825,200		1,320,387.520	1,236,279
Janus Fund	—	—
Neuberger-Berman AMT Regency Fund	1,153,223.566	992,810		970,815.564	935,769
Social Awareness Fund	459,948.576	330,565		234,290.682	216,531
T Rowe Price International Equity Fund	—	—
Janus Aspen Series Worldwide Growth Fund	2,198,999.953	1,536,221		1,822,238.647	1,711,447
Delaware Global Bond Fund	—	—
Neuberger Berman Mid-Cap Growth Fund	1,492,950.088	1,075,521		1,056,334.289	1,078,517
Scudder VIT Small Cap Index Fund	753,643.462	682,500		384,835.126	439,482
Janus Aspen Growth Fund	13,467.484	93,370
Fidelity VIP Overseas Fund	14,179.022	107,572

Total pooled separate accounts		63,805,780			74,348,874
Contract value
Investment contracts underwritten by Lincoln Life	15,383,328	15,383,328	*	12,875,716	12,875,716	*
Estimated value
Wells Fargo Bank short-term investment fund	1,396,626	1,396,626		1,550,053	1,550,053
Participants loans	4,149,421	4,149,421		4,853,048	4,853,048

Total investments		$132,057,974			$172,938,227

*	Investments that represent 5% or more of the fair value of net assets available for benefits as of the indicated date.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Net realized gain (loss) on sale and distribution of investments is summarized as follows:

	Year ended December 31
	2002	2001	2000

Common stock
Proceeds from disposition of stock	$9,787,848	$10,870,074	$11,119,267
Cost of stock disposed	5,737,118	5,998,083	5,681,344

Net realized gain on sale and distribution of common stock	$4,050,730	$4,871,991	$5,437,923

Pooled separate accounts
Proceeds from disposition of units	$38,447,890	$49,062,442	$40,023,820
Cost of units disposed	41,040,642	49,689,206	34,266,574

Net realized (loss) gain on sale and distribution of pooled separate accounts	$(2,592,752)	$(626,764)	$5,757,246

The net change in unrealized depreciation of investments in total and by investment classification as determined by quoted market price is summarized as follows:

	Year ended December 31
	2002	2001	2000

Fair value in excess of cost:
At beginning of the year	$42,877,747	$59,321,062	$61,078,483
At end of the year	1,041,668	42,877,747	59,321,062

Change in net unrealized depreciation of investments	$(41,836,079)	$(16,443,315)	$(1,757,421)

Common stock	$(30,005,422)	$(2,749,982)	$10,023,055
Pooled separate accounts	(11,830,657)	(13,693,333)	(11,780,476)

Change in net unrealized depreciation of investments	$(41,836,079)	$(16,443,315)	$(1,757,421)

The investment contracts (Guaranteed Fund) earned an average interest rate of approximately 4.90%, 5.95% and 6.26% in 2002, 2001 and 2000, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 4.50% and 5.50% at December 31, 2002 and 2001, respectively. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance were 4.50% and 5.50% at December 31, 2002 and 2001, respectively, and are determined based upon the performance of the Lincoln Life’s general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.50% for the first 5 contract years, 4.00% for years 6-10 and 3.50% following year 10. The guarantee is based on Lincoln Life’s ability to meet its financial obligations from the general assets of Lincoln Life. The fair value of the investment contracts approximates contract value.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options

The detail of the net assets available for plan benefits by investment option is as follows:

	Investment Options
	Total	1	2	3	4	5	6
December 31, 2002
Assets
Investment:
Common stock	$47,322,819	$47,322,819	$—	$—	$—	$—	$—
Short-term investment fund	1,396,626	1,396,626	—	—	—	—	—
Pooled separate accounts	63,805,780	—	—	—	9,325,441	6,729,972	8,643,870
Investment contracts	15,383,328	—	—	15,383,328	—	—	—
Participant loans	4,149,421	—	—	—	—	—	—

Total investments	132,057,974	48,719,445	—	15,383,328	9,325,441	6,729,972	8,643,870
Accrued interest receivable	1,961	1,961	—	—	—	—	—
Contributions receivable from participant deferrals	185,765	185,765	—	—	—	—	—
Contributions receivable from Employer companies	234,230	234,230	—	—	—	—	—

Total assets	132,479,930	49,141,401	—	15,383,328	9,325,441	6,729,972	8,643,870

Liabilities
Due to (from) broker — Pooled separate accounts	210,632	—	—	—	17,175	29,661	8,895
Due to broker — Investment contracts	4,845	—	—	4,845	—	—	—

Total liabilities	215,477	—	—	4,845	17,175	29,661	8,895

Net assets available for plan benefits	$132,264,453	$49,141,401	$—	$15,378,483	$9,308,266	$6,700,311	$8,634,975

	Investment Options
	7	8	9	10	11	12	13
December 31, 2002
Assets
Investments:
Common stock	$—	$—	$—	$—	$—	$—	$—
Short-term investment fund	—	—	—	—	—	—	—
Pooled separate accounts	2,542,747	8,643,025	1,271,415	1,325,261	7,656,013	3,643,245	4,326,372
Investment contracts	—	—	—	—	—	—	—
Participant loans	—	—	—	—	—	—	—

Total investments	2,542,747	8,643,025	1,271,415	1,325,261	7,656,013	3,643,245	4,326,372
Accrued interest receivable	—	—	—	—	—	—	—
Cash and invested cash (deficit)	—	—	—	—	—	—	—
Net pending trades — Pooled separate accounts	—	—	—	—	—	—	—
Net pending trades — Investment contracts	—	—	—	—	—	—	—
Contributions receivable from Employer companies	—	—	—	—	—	—	—

Total assets	2,542,747	8,643,025	1,271,415	1,325,261	7,656,013	3,643,245	4,326,372

Liabilities
Due to (from) broker — Pooled separate accounts	3,331	35,678	8,122	8,843	29,180	21,876	23,148
Due to broker — Investment contracts	—	—	—	—	—	—	—

Total liabilities	3,331	35,678	8,122	8,843	29,180	21,876	23,148

Net assets available for plan benefits	$2,539,416	$8,607,347	$1,263,293	$1,316,418	$7,626,833	$3,621,369	$4,303,224

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the net assets available for plan benefits by investment option is as follows:

	Investment Options
	14	15	16	17	18	19	20	21
December 31, 2002
Assets
Investments:
Common stock	$—	$—	$—	$—	$—	$—	$—	$—
Short-term investment fund	—	—	—	—	—	—	—	—
Pooled separate accounts	382,268	317,693	493,329	1,861,370	1,825,200	—	992,810	330,565
Investment contracts	—	—	—	—	—	—	—	—
Participant loans	—	—	—	—	—	—	—	—

Total investments	382,268	317,693	493,329	1,861,370	1,825,200	—	992,810	330,565
Accrued interest receivable	—	—	—	—	—	—	—	—
Cash and invested cash (deficit)	—	—	—	—	—	—	—	—
Contributions receivable from Employer companies	—	—	—	—	—	—	—	—

Total assets	382,268	317,693	493,329	1,861,370	1,825,200	—	992,810	330,565

Liabilities
Due to (from) broker — Pooled separate accounts	424	1,167	1,152	639	4,742	—	3,414	(1,244)
Due to broker — Investment contracts	—	—	—	—	—	—	—	—

Total liabilities	424	1,167	1,152	639	4,742	—	3,414	(1,244)

Net assets available for plan benefits	$381,844	$316,526	$492,177	$1,860,731	$1,820,458	$—	$989,396	$331,809

	Investment Options
	22	23	24	25	26	27	28	Loans
December 31, 2002
Assets
Investments:
Common stock	$—	$—	$—	$—	$—	$—	$—	$—
Short-term investment fund	—	—	—	—	—	—	—	—
Pooled separate accounts		1,536,221		1,075,521	682,500	93,370	107,572	—
Investment contracts	—	—	—	—	—	—	—	—
Participant loans	—	—	—	—	—	—	—	4,149,421

Total investments	—	1,536,221	—	1,075,521	682,500	93,370	107,572	4,149,421
Accrued interest receivable	—	—	—	—	—	—	—	—
Cash and invested cash (deficit)	—	—	—	—	—	—	—	—
Contributions receivable from Employer companies	—	—	—	—	—	—	—	—

Total assets	—	1,536,221	—	1,075,521	682,500	93,370	107,572	4,149,421

Liabilities
Due to (from) broker — Pooled separate accounts	—	5,209	—	5,563	3,583	—	74	—
Due to broker — Investment contracts	—	—	—	—	—	—	—	—

Total liabilities	—	5,209	—	5,563	3,583	—	74	—

Net assets available for plan benefits	$—	$1,531,012	$—	$1,069,958	$678,917	$93,370	$107,498	$4,149,421

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the net assets available for plan benefits by investment option is as follows:

	Investment Options
December 31, 2001	Total	1	2	3	4	5	6
Assets
Investments:
Common stock	$79,310,536	$79,310,536	$—	$—	$—	$—	$—
Short-term investment fund	1,550,053	1,550,053	—	—	—	—	—
Pooled separate accounts	74,348,874	—	—	—	12,954,461	9,954,621	9,050,602
Investment contracts	12,875,716	—	—	12,875,716	—	—	—
Participant loans	4,853,048	—	—	—	—	—	—

Total investments	172,938,227	80,860,589	—	12,875,716	12,954,461	9,954,621	9,050,602
Accrued interest receivable	3,965	3,965	—	—	—	—	—
Cash and invested cash (deficit)	16,030	(9)	—	—	—	—	—
Due from (to) broker — Pooled separate accounts	23,909	—	—	—	(17,443)	8,210	77,889
Due from broker — Investment contracts	11,626	—	—	11,626	—	—	—
Contributions receivable from Employer companies	1,710,548	1,710,548	—	—	—	—	—

Net assets available for plan benefits	$174,704,305	$82,575,093	$—	$12,887,342	$12,937,018	$9,962,831	$9,128,491

	Investment Options
	7	8	9	10	11	12	13
December 31, 2001
Assets
Investments:
Common stock	$—	$—	$—	$—	$—	$—	$—
Short-term investment fund	—	—	—	—	—	—	—
Pooled separate accounts	1,666,926	12,164,614	1,517,828	1,239,344	9,168,408	3,940,189	4,401,718
Investment contracts	—	—	—	—	—	—	—
Participant loans	—	—	—	—	—	—	—

Total investments	1,666,926	12,164,614	1,517,828	1,239,344	9,168,408	3,940,189	4,401,718
Accrued interest receivable	—	—	—	—	—	—	—
Cash and invested cash (deficit)	—	—	—	—	—	—	—
Due from (to) broker — Pooled separate accounts	427	(7,318)	(48,396)	858	(14,245)	(8,721)	7,572
Due from broker — Investment contracts	—	—	—	—	—	—	—
Contributions receivable from Employer companies	—	—	—	—	—	—	—

Net assets available for plan benefits	$1,667,353	$12,157,296	$1,469,432	$1,240,202	$9,154,163	$3,931,468	$4,409,290

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the net assets available for plan benefits by investment option is as follows:

	Investment Options
	14		15	16	17	18	19	20
December 31, 2001
Assets
Investments:
Common stock		$—	$—	$—	$—	$—	$—	$—
Short-term investment fund		—	—	—	—	—	—	—
Pooled separate accounts		145,301	365,492	447,256	1,714,089	1,236,279	—	935,769
Investment contracts		—	—	—	—	—	—	—
Participant loans		—	—	—	—	—	—	—

Total investments		145,301	365,492	447,256	1,714,089	1,236,279	—	935,769
Accrued interest receivable		—	—	—	—	—	—	—
Cash and invested cash (deficit)		—	—	—	—	—	—	—
Due from (to) broker — Pooled separate accounts		37	95	(3,659)	632	534	—	441
Due from broker — Investment contracts		—	—	—	—	—	—	—
Contributions receivable from Employer companies		—	—	—	—	—	—	—

Net assets available for plan benefits		$145,338	$365,587	$443,597	$1,714,721	$1,236,813	$—	$936,210

	Investment Options
		21	22	23	24	25	26	Loans
December 31, 2001
Assets
Investments:
Common stock	$		$—	$—	$—	$—	$—	$—
Short-term investment fund		—	—	—	—	—	—	—
Pooled separate accounts		216,531	—	1,711,447	—	1,078,517	439,482	—
Investment contracts		—	—	—	—	—	—	—
Participant loans		—	—	—	—	—	—	4,853,048

Total investments		216,531	—	1,711,447	—	1,078,517	439,482	4,853,048
Accrued interest receivable		—	—	—	—	—	—	—
Cash and invested cash (deficit)		—	—	—	—	—	—	16,039
Due from (to) broker — Pooled separate accounts		(3,831)	—	628	—	10,697	19,502	—
Due from broker — Investment contracts		—	—	—	—	—	—	—
Contributions receivable from Employer companies		—	—	—	—	—	—	—

Net assets available for plan benefits		$212,700	$—	$1,712,075	$—	$1,089,214	$458,984	$4,869,087

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

	Investment Options
	Total	1	2	3	4	5	6
December 31, 2002
Investment income:
Cash dividends	$1,954,337	$1,954,337	$—	$—	$—	$—	$—
Interest	1,048,597	32,665	—	644,711	—	—	—

Total investment income	3,002,934	1,987,002	—	644,711	—	—	—
Net realized gain (loss) on sale and distributions of investments:
Common stock	4,050,730	4,050,730	—	—	—	—	—
Pooled separate accounts	(2,592,752)	—	100,813	—	(253,270)	(472,407)	197,620

Total net realized gains (losses)	1,457,978	4,050,730	100,813	—	(253,270)	(472,407)	197,620
Net unrealized appreciation (depreciation) of investments	(41,836,079)	(30,005,422)	(100,813)	—	(2,472,769)	(2,515,825)	(65,128)
Contributions:
Participant	6,068,580	1,164,032	—	139,184	590,732	572,190	259,361
Employer companies	2,258,564	621,512	—	50,303	202,712	194,473	87,963

Total contributions	8,327,144	1,785,544	—	189,487	793,444	766,663	347,324
Transfers to affiliated plans	(42,253)	(174,166)	—	(8,922)	46,286	4,439	12,428
Distributions to participants	(13,242,739)	(5,986,944)	—	(947,254)	(660,430)	(502,205)	(1,737,364)
Administrative expenses	(106,837)	(46,821)	—	(9,052)	(8,097)	(6,212)	(6,356)
Net transfers	—	(5,043,615)	—	2,622,171	(1,073,916)	(536,973)	757,960

Net (decrease) increase in net assets available for plan benefits	(42,439,852)	(33,433,692)	—	2,491,141	(3,628,752)	(3,262,520)	(493,516)
Net assets available for plan benefits at beginning of the year	174,704,305	82,575,093	—	12,887,342	12,937,018	9,962,831	9,128,491

Net assets available for plan benefits at end of the year	$132,264,453	$49,141,401	$—	$15,378,483	$9,308,266	$6,700,311	$8,634,975

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

	Investment Options
	7	8	9	10	11	12	13
December 31, 2002
Investment income:
Cash dividends	$—	$—	$—	$—	$—	$—	$—
Interest	—	—	—	—	—	—	—

Total investment income	—	—	—	—	—	—	—
Net realized gain (loss) on sale and distributions of investments:
Common stock	—	—	—	—	—	—	—
Pooled separate accounts	128,462	(647,710)	(12,538)	(12,251)	(400,749)	(238,697)	(28,967)

Total net realized gains (losses)	128,462	(647,710)	(12,538)	(12,251)	(400,749)	(238,697)	(28,967)
Net unrealized appreciation (depreciation) of investments	61,596	(2,980,705)	(168,217)	36,874	(1,343,817)	(548,135)	(419,400)
Contributions:
Participant	83,869	786,073	111,369	108,073	633,221	397,522	379,964
Employer companies	27,224	252,249	39,860	40,432	197,214	132,360	130,153

Total contributions	111,093	1,038,322	151,229	148,505	830,435	529,882	510,117
Transfers to affiliated plans	52,250	(18,100)	—	(24,805)	(4,158)	(4,536)	1,818
Distributions to participants	(176,883)	(700,483)	(94,582)	(167,138)	(579,365)	(173,951)	(219,333)
Administrative expenses	(1,551)	(7,859)	(1,077)	(922)	(6,127)	(2,866)	(3,233)
Net transfers	697,096	(233,414)	(80,954)	95,953	(23,549)	128,204	52,932

Net (decrease) increase in net assets available for plan benefits	872,063	(3,549,949)	(206,139)	76,216	(1,527,330)	(310,099)	(106,066)
Net assets available for plan benefits at beginning of the year	1,667,353	12,157,296	1,469,432	1,240,202	9,154,163	3,931,468	4,409,290

Net assets available for plan benefits at end of the year	$2,539,416	$8,607,347	$1,263,293	$1,316,418	$7,626,833	$3,621,369	$4,303,224

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

	Investment Options
	14	15	16	17	18	19	20	21
December 31, 2002
Investment income:
Cash dividends	$—	$—	$—	$—	$—	$—	$—	$—
Interest	—	—	—	—	—	—	—	—

Total investment income	—	—	—	—	—	—	—	—
Net realized gain (loss) on sale and distributions of investments:
Common stock	—	—	—	—	—	—	—	—
Pooled separate accounts	(1,205)	(16,947)	(46,485)	(82,669)	(42,364)	—	(57,377)	(22,034)

Total net realized gains (losses)	(1,205)	(16,947)	(46,485)	(82,669)	(42,364)	—	(57,377)	(22,034)
Net unrealized appreciation (depreciation) of investments	189	(15,289)	(74,029)	(452,930)	(113,994)	—	(75,724)	(65,549)
Contributions:
Participant	23,988	40,194	64,486	109,092	125,242	—	88,624	24,539
Employer companies	8,248	12,974	22,387	35,487	42,174	—	32,030	8,403

Total contributions	32,236	53,168	86,873	144,579	167,416	—	120,654	32,942
Transfers to affiliated plans	—	—	—	9,512	3,823	—	—	—
Distributions to participants	(364)	(15,507)	(26,195)	(18,360)	(47,672)	—	(34,315)	5,902
Administrative expenses	(174)	(234)	(332)	(1,296)	(1,088)	—	(764)	(194)
Net transfers	205,824	(54,252)	108,748	547,174	617,524	—	100,712	168,042

Net (decrease) increase in net assets available for plan benefits	236,506	(49,061)	48,580	146,010	583,645	—	53,186	119,109
Net assets available for plan benefits at beginning of the year	145,338	365,587	443,597	1,714,721	1,236,813	—	936,210	212,700

Net assets available for plan benefits at end of the year	$381,844	$316,526	$492,177	$1,860,731	$1,820,458	$—	$989,396	$331,809

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

	Investment Options
	22	23	24	25	26	27	28	Loans
December 31, 2002
Investment income:
Cash dividends	$—	$—	$—	$—	$—	$—	$—	$—
Interest	—	—	—	—	—	—	—	371,221

Total investment income	—	—	—	—	—	—	—	371,221
Net realized gain (loss) on sale and distributions of investments:
Common stock	—	—	—	—	—	—	—	—
Pooled separate accounts	—	(215,497)	—	(421,707)	(27,372)	(12,174)	(7,227)	—

Total net realized gains (losses)	—	(215,497)	—	(421,707)	(27,372)	(12,174)	(7,227)	—
Net unrealized appreciation (depreciation) of investments	—	(278,665)	—	(66,601)	(157,741)	(5,914)	(8,071)	—
Contributions:
Participant	—	160,898	—	135,227	58,510	5,619	6,571	—
Employer companies	—	52,320	—	46,589	18,013	1,677	1,807	—

Total contributions	—	213,218	—	181,816	76,523	7,296	8,378	—
Transfers to affiliated plans	—	20,255	—	20,416	21,207	—	—	—
Distributions to participants	—	(17,714)	—	(38,899)	(14,053)	247	1,010	(1,090,887)
Administrative expenses	—	(1,208)	—	(873)	(441)	(26)	(34)	—
Net transfers	—	98,548	—	306,592	321,810	103,941	113,442	—

Net (decrease) increase in net assets available for plan benefits	—	(181,063)	—	(19,256)	219,933	93,370	107,498	(719,666)
Net assets available for plan benefits at beginning of the year	—	1,712,075	—	1,089,214	458,984	—	—	4,869,087

Net assets available for plan benefits at end of the year	$—	$1,531,012	$—	$1,069,958	$678,917	$93,370	$107,498	$4,149,421

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

	Investment Options
	Total	1	2	3	4	5	6
December 31, 2001
Investment income:
Cash dividends	$2,023,000	$2,023,000	$—	$—	$—	$—	$—
Interest	1,303,629	89,904	—	787,654	—	—	—

Total investment income	3,326,629	2,112,904	—	787,654	—	—	—
Net realized gain (loss) on sale and distributions of investments:
Common stock	4,871,991	4,871,991
Pooled separate accounts	(626,764)	—	61,275	—	354,102	224,511	304,907

Total net realized gains (losses)	4,245,227	4,871,991	61,275	—	354,102	224,511	304,907
Net unrealized appreciation (depreciation) of investments	(16,443,315)	(2,749,982)	(21,748)	—	(2,117,826)	(5,306,791)	516
Contributions:
Participant	6,244,407	1,055,952	12,393	95,881	770,119	752,272	206,641
Employer companies	1,756,656	27,185	4,067	43,402	240,235	252,222	62,199

Total contributions	8,001,063	1,083,137	16,460	139,283	1,010,354	1,004,494	268,840
Transfers to affiliated plans	(9,410,752)	(3,675,051)	(40,612)	(497,724)	(727,398)	(670,943)	(223,492)
Distributions to participants	(15,811,537)	(5,845,392)	(88,418)	(2,923,298)	(981,409)	(518,143)	(1,469,290)
Administrative expenses	(123,858)	(70,863)	(397)	(6,371)	(7,074)	(5,854)	(3,826)
Net transfers	—	(4,369,422)	(422,458)	2,372,546	(815,227)	(615,437)	3,672,577

Net increase (decrease) in net assets available for plan benefits	(26,216,543)	(8,642,678)	(495,898)	(127,910)	(3,284,478)	(5,888,163)	2,550,232
Net assets available for plan benefits at beginning of the year	200,920,848	91,217,771	495,898	13,015,252	16,221,496	15,850,994	6,578,259

Net assets available for plan benefits at end of the year	$174,704,305	$82,575,093	$—	$12,887,342	$12,937,018	$9,962,831	$9,128,491

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

	Investment Options
	7	8	9	10	11	12	13
December 31, 2001
Investment income:
Cash dividends	$—	$—	$—	$—	$—	$—	$—
Interest	—	—	—	—	—	—	—

Total investment income	—	—	—	—	—	—	—
Net realized gain (loss) on sale and distributions of investments:
Common stock	—	—	—	—	—	—	—
Pooled separate accounts	116,662	250,685	46,477	42,824	(2,923)	(65,907)	40,057

Total net realized gains (losses)	116,662	250,685	46,477	42,824	(2,923)	(65,907)	40,057
Net unrealized appreciation (depreciation) of investments	(16,207)	(3,665,314)	(123,273)	(69,808)	(1,848,079)	(150,404)	(574,247)
Contributions:
Participant	38,913	908,465	117,925	109,375	702,292	402,758	405,485
Employer companies	16,363	290,363	42,068	36,629	230,822	134,079	148,130

Total contributions	55,276	1,198,828	159,993	146,004	933,114	536,837	553,615
Transfers to affiliated plans	(208,189)	(929,925)	(232,278)	(172,201)	(789,746)	(434,893)	(406,531)
Distributions to participants	(68,786)	(802,781)	(192,777)	(88,585)	(754,491)	(211,619)	(455,896)
Administrative expenses	(816)	(6,958)	(1,099)	(1,151)	(5,192)	(2,752)	(2,566)
Net transfers	740,619	(643,259)	67,585	(71,394)	(548,013)	77,540	(393,652)

Net increase (decrease) in net assets available for plan benefits	618,559	(4,598,724)	(275,372)	(214,311)	(3,015,330)	(251,198)	(1,239,220)
Net assets available for plan benefits at beginning of the year	1,048,794	16,756,020	1,744,804	1,454,513	12,169,493	4,182,666	5,648,510

Net assets available for plan benefits at end of the year	$1,667,353	$12,157,296	$1,469,432	$1,240,202	$9,154,163	$3,931,468	$4,409,290

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

	Investment Options
	14	15	16	17	18	19	20
December 31, 2001
Investment income:
Cash dividends	$—	$—	$—	$—	$—	$—	$—
Interest	—	—	—	—	—	—	—

Total investment income	—	—	—	—	—	—	—
Net realized gain (loss) on sale and distributions of investments:
Common stock	—	—	—	—	—	—	—
Pooled separate accounts	720	(3,140)	(4,009)	(109,182)	(42,165)	(1,011,529)	(139,152)

Total net realized gains (losses)	720	(3,140)	(4,009)	(109,182)	(42,165)	(1,011,529)	(139,152)
Net unrealized appreciation (depreciation) of investments	2,544	(4,792)	(10,947)	34,842	(59,897)	503,683	(47,917)
Contributions:
Participant	1,100	19,331	33,873	59,804	62,774	134,421	56,738
Employer companies	681	5,682	12,820	20,840	22,644	41,892	21,007

Total contributions	1,781	25,013	46,693	80,644	85,418	176,313	77,745
Transfers to affiliated plans	(25)	(1,426)	(25,301)	(41,834)	(17,327)	(139,891)	(11,507)
Distributions to participants	(39,749)	1,742	2,731	(15,547)	(3,498)	(32,330)	(16,536)
Administrative expenses	(298)	(406)	(386)	(856)	(906)	(1,357)	(947)
Net transfers	90,291	285,700	256,123	1,136,725	433,837	(2,208,996)	636,062

Net increase (decrease) in net assets available for plan benefits	55,264	302,691	264,904	1,084,792	395,462	(2,714,107)	497,748
Net assets available for plan benefits at beginning of the year	90,074	62,896	178,693	629,929	841,351	2,714,107	438,462

Net assets available for plan benefits at end of the year	$145,338	$365,587	$443,597	$1,714,721	$1,236,813	$—	$936,210

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

	Investment Options
	21	22	23	24	25	26	Loans
December 31, 2001
Investment income:
Cash dividends	$—	$—	$—	$—	$—	$—	$—
Interest	—	—	—	(6,360)	—	—	432,431

Total investment income	—	—	—	(6,360)	—	—	432,431
Net realized gain (loss) on sale and distributions of investments:
Common stock	—	—	—	—	—	—	—
Pooled separate accounts	(13,459)	(197,258)	(118,617)	607	(326,130)	(36,120)	—

Total net realized gains (losses)	(13,459)	(197,258)	(118,617)	607	(326,130)	(36,120)	—
Net unrealized appreciation (depreciation) of investments	3,031	68,423	(298,808)	(2,646)	(22,552)	34,884	—
Contributions:
Participant	3,897	39,263	150,588	232	87,390	16,525	—
Employer companies	1,233	12,809	51,368	41	31,001	6,874	—

Total contributions	5,130	52,072	201,956	273	118,391	23,399	—
Transfers to affiliated plans	5,818	(38,094)	(45,433)	(24)	(68,466)	(18,259)	—
Distributions to participants	1,602	(29,011)	(21,102)	—	(42,123)	(30,444)	(1,186,387)
Administrative expenses	(341)	(465)	(1,388)	(160)	(968)	(461)	—
Net transfers	153,480	(536,047)	242,966	(32,562)	187,355	303,061	—

Net increase (decrease) in net assets available for plan benefits	155,261	(680,380)	(40,426)	(40,872)	(154,493)	276,060	(753,956)
Net assets available for plan benefits at beginning of the year	57,439	680,380	1,752,501	40,872	1,243,707	182,924	5,623,043

Net assets available for plan benefits at end of the year	$212,700	$—	$1,712,075	$—	$1,089,214	$458,984	$4,869,087

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

	Investment Options
	Total	1	2	3	4	5	6
December 31, 2000
Investment income:
Cash dividends	$2,028,687	$2,028,687	$—	$—	$—	$—	$—
Interest	1,433,454	134,262	—	793,109	—	—	—

Total investment income	3,462,141	2,162,949	—	793,109	—	—	—
Net realized gain (loss) on sale and distributions of investments:
Common stock	5,437,923	5,437,923	—	—	—	—	—
Pooled separate accounts	5,757,246	—	21,541	—	1,303,926	1,517,830	403,353

Total net realized gains (losses)	11,195,169	5,437,923	21,541	—	1,303,926	1,517,830	403,353
Net unrealized appreciation (depreciation) of investments	(1,757,421)	10,023,056	18,507	—	(3,249,854)	(1,799,375)	(18,078)
Contributions:
Participant	9,893,688	1,511,764	39,707	244,302	1,196,948	1,241,026	152,159
Employer companies	11,852,039	11,852,039	—	—	—	—	—

Total contributions	21,745,727	13,363,803	39,707	244,302	1,196,948	1,241,026	152,159
Distributions to participants	(11,536,259)	(3,357,209)	(76,775)	(1,195,735)	(796,650)	(1,258,902)	(1,042,476)
Administrative expenses	(96,034)	(44,287)	(592)	(6,345)	(8,769)	(7,541)	(2,857)
Net transfers	—	(7,237,104)	(44,949)	444,358	(2,931,896)	358,594	(841,175)

Net increase (decrease) in net assets available for plan benefits	23,013,323	20,349,131	(42,561)	279,689	(4,486,295)	51,632	(1,349,074)
Net assets available for plan benefits at beginning of the year	177,907,525	70,868,640	538,459	12,735,563	20,707,791	15,799,362	7,927,333

Net assets available for plan benefits at end of the year	$200,920,848	$91,217,771	$495,898	$13,015,252	$16,221,496	$15,850,994	$6,578,259

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

	Investment Options
	7	8	9	10	11	12	13
December 31, 2000
Investment income:
Cash dividends	$—	$—	$—	$—	$—	$—	$—
Interest	—	—	—	—	—	—	—

Total investment income	—	—	—	—	—	—	—
Net realized gain (loss) on sale and distributions of investments:
Common stock	—	—	—	—	—	—	—
Pooled separate accounts	14,713	1,229,294	86,997	44,150	1,236,329	(76,604)	128,917

Total net realized gains (losses)	14,713	1,229,294	86,997	44,150	1,236,329	(76,604)	128,917
Net unrealized appreciation (depreciation) of investments	68,411	(2,940,788)	(82,209)	(9,815)	(2,207,548)	(205,129)	(102,201)
Contributions:
Participant	120,709	1,590,112	280,168	272,153	1,226,453	759,178	822,253
Employer companies	—	—	—	—	—	—	—

Total contributions	120,709	1,590,112	280,168	272,153	1,226,453	759,178	822,253
Distributions to participants	(109,399)	(1,106,048)	(89,111)	(87,665)	(854,425)	(266,771)	(313,815)
Administrative expenses	(899)	(8,594)	(1,546)	(1,476)	(6,810)	(3,161)	(2,735)
Net transfers	(128,786)	210,802	(330,310)	42,184	2,301,309	(878,467)	(1,038,552)

Net increase (decrease) in net assets available for plan benefits	(35,251)	(1,025,222)	(136,011)	259,531	1,695,308	(670,954)	(506,133)
Net assets available for plan benefits at beginning of the year	1,084,045	17,781,242	1,880,815	1,194,982	10,474,185	4,853,620	6,154,643

Net assets available for plan benefits at end of the year	$1,048,794	$16,756,020	$1,744,804	$1,454,513	$12,169,493	$4,182,666	$5,648,510

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

	Investment Options
	14	15	16	17	18	19	20
December 31, 2000
Investment income:
Cash dividends	$—	$—	$—	$—	$—	$—	$—
Interest	—	—	—	—	—	—	—

Total investment income	—	—	—	—	—	—	—
Net realized gain (loss) on sale and distributions of investments:
Common stock	—	—	—	—	—	—	—
Pooled separate accounts	—	(641)	3,711	(6,703)	(781)	(124,440)	(916)

Total net realized gains (losses)	—	(641)	3,711	(6,703)	(781)	(124,440)	(916)
Net unrealized appreciation (depreciation) of investments	641	(2,725)	6,149	(58,855)	(43,355)	(503,683)	7,009
Contributions:
Participant	—	1,895	7,643	43,218	27,731	109,244	20,373
Employer companies	—	—	—	—	—	—	—

Total contributions	—	1,895	7,643	43,218	27,731	109,244	20,373
Distributions to participants	—	(7,718)	(17,167)	(16,541)	(37,075)	(13,546)	(16,738)
Administrative expenses	(3)	(2)	(6)	(73)	(79)	(102)	(15)
Net transfers	89,436	72,087	178,363	668,883	894,910	3,246,634	428,749

Net increase (decrease) in net assets available for plan benefits	90,074	62,896	178,693	629,929	841,351	2,714,107	438,462
Net assets available for plan benefits at beginning of the year	—	—	—	—	—	—	—

Net assets available for plan benefits at end of the year	$90,074	$62,896	$178,693	$629,929	$841,351	$2,714,107	$438,462

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

	Investment Options
	21	22	23	24	25	26	Loans
December 31, 2000
Investment income:
Cash dividends	$—	$—	$—	$—	$—	$—	$—
Interest	—	—	—	6,360	—	—	499,723

Total investment income	—	—	—	6,360	—	—	499,723
Net realized gain (loss) on sale and distributions of investments:
Common stock	—	—	—	—	—	—	—
Pooled separate accounts	43	(4,893)	(4,698)	—	(7,822)	(6,060)	—

Total net realized gains (losses)	43	(4,893)	(4,698)	—	(7,822)	(6,060)	—
Net unrealized appreciation (depreciation) of investments	(5,227)	(68,423)	(346,155)	2,646	(236,130)	(4,290)	—
Contributions:
Participant	1,674	25,525	105,254	5,905	59,534	28,760	—
Employer companies	—	—	—	—	—	—	—

Total contributions	1,674	25,525	105,254	5,905	59,534	28,760	—
Distributions to participants	(17,705)	2,907	(3,953)	(4)	(64,585)	(5,628)	(783,525)
Administrative expenses	(3)	(24)	(63)	(1)	(44)	(7)	—
Net transfers	78,657	725,288	2,002,116	25,966	1,492,754	170,149	—

Net increase (decrease) in net assets available for plan benefits	57,439	680,380	1,752,501	40,872	1,243,707	182,924	(283,802)
Net assets available for plan benefits at beginning of the year	—	—	—	—	—	—	5,906,845

Net assets available for plan benefits at end of the year	$57,439	$680,380	$1,752,501	$40,872	$1,243,707	$182,924	$5,623,043

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Information with respect to investment options is as follows:

Option	Description of Investment Option

1	LNC Common Stock Fund, which invests exclusively in the stock of LNC. However, some funds may be invested in the Wells Fargo Bank Short-Term Investment Fund until the LNC stock can be purchased.

2	Government Bond Fund (SA#26), which invests primarily in fixed income securities backed by the United States government that will mature in 3 to 5 years.

3	Guaranteed Fund, which invests in investment contracts underwritten by Lincoln Life. The account’s balances are backed by the general assets of Lincoln Life.

4	Core Equity Fund (SA#11), which invests primarily in large capitalization stocks of well-established companies.

5	Medium Capitalization Equity Fund (SA#17), which invests primarily in medium-sized companies.

6	Short-Term Fund (SA#14), which invests in high quality money market securities that include commercial paper, bankers acceptances, certificates of deposit, loan participation and short-term U.S. government debt.

7	Government/Corporate Bond Fund (SA#12), which invests primarily in U.S. government and high-quality corporate bonds and securities.

8	Large Capitalization Equity Fund (SA#23), which invests primarily in high-risk common stocks which have the potential for a significant appreciation in value within 18 months from the date of purchase.

9	Balanced Fund (SA#21), which invests in three different asset classes: stocks, bonds and money market instruments, which provides growth through the stock portion and reduced risk through the bond and money market portion.

10	High Yield Bond Fund (SA#20), which invests primarily in below-investment-grade bonds, providing higher rates of return to compensate for higher risk.

11	Small Capitalization Equity Fund (SA#24), which invests primarily in the stock of new, rapid growth companies.

12	Value Equity Fund (SA#28), which invests primarily in large capitalization stocks of undervalued companies that are industry leaders.

13	International Equity Fund (SA#22), which invests primarily in stocks of non-United States companies.

14	Conservative Balanced Account (SA#30), which invests in three different asset classes with a bias towards fixed-income investments and some equity exposure. The emphasis is on maximum long-term return.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

15	Aggressive Balanced Fund (SA#32), which invests in three different asset classes with a bias towards equities. The emphasis is on maximum long-term total return.

16	Delaware Growth and Income Fund (SA#61), which invests in large-capitalization/value securities and seeks to provide high returns with reduced risk over the long term.

17	Scudder VIT Equity 500 Index Fund (formerly Deutsche VIT Equity 500 Index Fund) (SA#27), which invests in large cap/blend equities and seeks to provide maximum long-term total return.

18	Fidelity VIP Contrafund (SA#35), which seeks diversified capital appreciation by investing in VIP II Contrafund Portfolio.

19	Janus Fund (SA#42), which seeks to provide long-term growth of capital in a manner consistent with preservation of capital by investing in the Janus Fund which has an emphasis on large-cap/growth securities.

20	Neuberger Berman AMT Regency Fund (SA#38), which seeks capital growth by investing in AMT Partners Portfolio which has an aggressive growth investment style.

21	Social Awareness Fund (SA#33), which seeks capital growth and social responsibility by investing in the Social Awareness Portfolio.

22	T. Rowe Price International Equity Fund (SA#45), which seeks to provide long-term growth of capital by investing in non-U.S. large cap/growth and value-blend securities.

23	Janus Aspen Series Worldwide Growth Fund (SA#34), which seeks long-term growth of capital by investing in the Janus Aspen Series Worldwide Growth Portfolio.

24	Delaware Global Bond Fund (SA#60), which seeks to provide high total return with reduced risk over the long-term by investments in high-quality global fixed income/intermediate-term maturities.

25	Neuberger Berman Mid-Cap Growth Fund (SA#37), which seeks growth of capital by investing in the AMT Mid-Cap Growth Portfolio.

26	Scudder VIT Small Cap Index Fund (formerly Deutsche VIT Small Cap Index Fund)(SA#36), which seeks to reflect Russell 2000 performance by investing in the Small Cap Index Portfolio.

27	Janus Aspen Growth Fund (SA#70), which seeks long-term growth of capital in a manner consistent with the preservation of capital.

28	Fidelity VIP Overseas Fund (SA#59), which seeks long-term growth of capital by investing mainly in foreign securities.

The fair value of LNC common stock in the LNC Common Stock Fund not subject to participant direction was $0.00 and $19,373,868 at December 31, 2002 and 2001, respectively.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The information as to the number of participants selecting each investment option is not readily available. During 2000, the Plan began offering investment options 14 through 26. During 2002, the Plan also began offering investment options 27 and 28. Investment options 4 through 28 are invested in pooled separate accounts of Lincoln Life through a group annuity contract issued by Lincoln Life.

Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 9, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan was amended. Once qualified, the Plan, as amended, is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

6. Tax Implications to Participants

There are no income tax consequences to participants arising from their pre-tax contributions, the Employer’s contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan.

7. Transactions with Parties-in-Interest

The Plan has investments in common stock of LNC and in pooled separate accounts and investment contracts with Lincoln Life. Lincoln Life charges the Plan for certain administrative expenses including trustee and audit fees. Total administrative expenses charged were $106,837, $123,858 and $96,034 in 2002, 2001 and 2000, respectively.

8. Concentrations of Credit Risks

The Plan has investments in common stock of LNC, pooled separate accounts, and unallocated investment contracts with Lincoln Life of $47,322,819, $63,805,780, and $15,383,328, respectively, at December 31, 2002 (35.8%, 48.3% and 11.6% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and investment management industries.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Plan Number: 006
EIN: 35-0472300

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2002

(b)	(c)		(d)	(e)
Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Par or Maturity Value		Cost	Current Value

*Common stock fund:
Lincoln National Corporation common stock	1,498,506	shares	**	$47,322,819
Wells Fargo Bank Short-Term Investment Fund	1,396,626	par value	$1,396,626	1,396,626

			1,396,626	48,719,445
*Pooled separate accounts—
The Lincoln National Life Insurance Company Separate Accounts:
Core Equity Fund	954,956.965	participation units	**	9,325,441
Medium Capitalization Equity Fund	818,731.445	participation units	**	6,729,972
Short Term Fund	2,388,799.176	participation units	**	8,643,870
Government/Corporate Bond Fund	336,368.921	participation units	**	2,542,747
Large Capitalization Equity Fund	1,316,490.767	participation units	**	8,643,025
Balanced Fund	219,595.706	participation units	**	1,271,415
High Yield Bond Fund	510,776.918	participation units	**	1,325,261
Small Capitalization Equity Fund	1,486,056.176	participation units	**	7,656,013
Value Equity Fund	2,108,481.408	participation units	**	3,643,245
International Equity Fund	856,385.074	participation units	**	4,326,372
Conservative Balanced Fund	218,189.490	participation units	**	382,268
Aggressive Balanced Fund	185,948.674	participation units	**	317,693
Delaware Growth and Income Fund	410,902.398	participation units	**	493,329
Scudder VIT Equity 500 Index Fund	2,612,449.526	participation units	**	1,861,370
Fidelity VIP Contrafund	2,155,409.188	participation units	**	1,825,200
Neuberger-Berman AMT Regency Fund	1,153,223.566	participation units	**	992,810
Social Awareness Fund	459,948.576	participation units	**	330,565
Janus Aspen Series Worldwide Growth Fund	2,198,999.953	participation units	**	1,536,221
Neuberger Berman Mid-Cap Growth Fund	1,492,950.088	participation units	**	1,075,521
Scudder VIT Small Cap Index Fund	753,643.462	participation units	**	682,500
Janus Aspen Growth Fund	13,467.484	participation units	**	93,370
Fidelity VIP Overseas Fund	14,179.022	participation units	**	107,572

				63,805,780
*Investment contracts—
The Lincoln National Life Insurance Company (Guaranteed Fund)		4.50% interest rate	**	15,383,328
Participant loans	Various loans at interest rates
	varying from 5.25% to 10.5%.			4,149,421

				$132,057,974

* Indicates party-in-interest to the Plan.
** Indicates a participant-directed fund. The cost disclosure is not required.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Plan Number: 006
EIN: 35-0472300

Schedule H, Line 4j—Schedule of Reportable Transactions

Year ended December 31, 2002

(a)	(b)	(c)	(d)	(g)	(h)	(i)
					Current Value of Assets on	Net
Identity of		Purchase	Selling	Cost of	Transaction	Gain
Party Involved	Description of Assets	Price	Price	Assets	Date	(Loss)

Category (iii)-Series of transactions in excess of 5 percent of Plan assets.

Wells Fargo Bank	Wells Fargo Bank Short-Term Investment Fund:
	Purchases	21,625,462	—	21,625,462	21,625,462	—
	Sales	—	21,778,889	21,778,889	21,778,889	—

Note: Columns (e) and (f), and categories (I), (ii) and (iv) are not applicable.